Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

October 31, 2017

VIA EDGAR TRANSMISSION

Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”) File No.: 811-22525
Tortoise Water Fund (S000056225) and Tortoise North American Pipeline Fund
(S000056247)

Dear Ms. White:

The purpose of this letter is to respond to the comments provided on October 27, 2017 regarding the preliminary proxy statement filed on Schedule 14A (“Proxy Statement”) (accession number 0000894189-17-005540) with the U.S. Securities and Exchange Commission (the “SEC”) regarding the approval of a new investment advisory agreement for the Tortoise Water Fund and Tortoise North American Pipeline Fund.

For your convenience in reviewing the responses, the comments and suggestions received are included in bold-face type immediately followed by the response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Proxy Statement.

Responses to the comments are as follows:

1.
COMMENT: The portion of the Introduction section entitled "Section 15(f) of the 1940 Act" indicates that the “Board has been advised that the Transaction has been structured in compliance with the safe harbor provisions of Section 15(f) of the 1940 Act…” and that the “Acquirer has agreed that following the closing of the Transaction, it will use reasonable best efforts to enable the requirements of Section 15(f) of the 1940 Act to be met.”  Please disclose that the Funds are in compliance with the safe harbor provisions of Section 15(f) of the 1940 Act, rather than indicating that the Board has been advised that the Transaction has been structured in compliance with the provision.

The Trust responds that Section 15(f) of the 1940 Act provides a safe harbor under which the owner of an investment adviser to a registered investment company may sell an ownership interest in the investment adviser without violating its fiduciary duty to the investment company, if the conditions of the section are satisfied.  In order to rely on the safe harbor, the selling parties in this case sought and obtained an agreement by the Acquirer that, following the closing of the Transaction, the Acquirer will use reasonable best efforts to enable the requirements of Section 15(f) to be met.  That contractual agreement is between the Acquirer and the selling parties.

Pursuant to Section 15(c) of the 1940 Act, the Funds’ Board of Trustees requested and evaluated relevant information about the proposed change of ownership and the proposed new investment advisory agreement for the Funds.  Along with typical information regarding the proposed ownership change, such as the effect on the control and operations of the investment adviser, the investment advisory services to be provided, the anticipated fee and expense levels for the Funds, etc., the Board also requested and received information as to whether the terms of the purchase agreement addressed compliance with Section 15(f).  The Board ultimately determined to approve the new investment advisory agreement for the Funds and to recommend that shareholders also approve the agreement.   The fact that the Acquirer had agreed to use reasonable best efforts to satisfy the requirements of Section 15(f) after the Transaction was one of many factors that the Board took into account. The Board was not in a position to make a specific finding regarding whether the Acquirer would satisfy its contractual obligation to cause the investment adviser to be operated in compliance with the requirements of Section 15(f) following the consummation of the Transaction, beyond determining whether the appropriate provision was in the contract.

However, in response to your comment, the Trust will modify the disclosure regarding Section 15(f) of the 1940 Act as follows:

Section 15(f) the 1940 Act

The Board has been advised that the Transaction has been structured in compliance with the safe harbor provisions of Section 15(f) of the 1940 Act in that the Acquirer has agreed that, following the closing of the Transaction, it will use reasonable best efforts to enable the requirements of Section 15(f) to be met.  Section 15(f) provides a non-exclusive safe harbor whereby an owner of an investment adviser to an investment company (such as the Funds) may receive payment or benefit in connection with the sale of an interest in the investment adviser if two conditions are satisfied.  The first condition specifies that no “unfair burden” may be imposed on the investment company as a result of the transaction relating to the change of control, or any express or implied terms, conditions or understandings.  An “unfair burden” includes: any arrangement during the two-year period after the sale of the interest in the investment adviser where the investment adviser (or predecessor or successor adviser), or any of its “interested persons” (as defined in the 1940 Act), receive or is entitled to receive any compensation, directly or indirectly, (i) from any person in connection with the purchase or sale of securities or other property to, from or on behalf of the investment company (other than bona fide ordinary compensation as principal underwriter for the investment company), or (ii) from the investment company or its shareholders (other than fees for bona fide investment advisory or other services).  The second condition specifies that, during the three-year period immediately following consummation of the transaction, at least 75% of a fund’s board of trustees must be independent trustees.  Currently, the Board meets this 75% requirement and the Board anticipates that it will continue to meet this requirement for the required three-year period.  In addition, based on information provided to the Board, the Board anticipates that no "unfair burden" will be imposed upon the Funds for the relevant two-year period.”

2.
COMMENT:  Page 9 provides information about advisory services, but we were not able to find where the aggregate amount of the investment adviser's fee during the last fiscal year of the Funds is disclosed, as is required by Item 22(c)(1)(iii) of Schedule 14A.

The Trust responds by modifying the disclosure on page 9 as follows:

“The Water Fund has not yet been in operation for a full fiscal year. For the fiscal year ~~periods~~ ended November 30, 201~~5 and for the period from December 31, 2015 to May 17, 201~~6, the Pipeline Fund paid TIS an advisory fee of $130,812. ~~0.70% of the average daily net assets of the Pipeline Fund and for the remainder of the fiscal period ending November 30, 2016, TIS received an advisory fee equal to 0.40% of the average daily net assets of the Pipeline Fund~~.”

3.
COMMENT:  On page 14, the “Who is Eligible to Vote” paragraph states that “Each whole share is entitled to one vote on each matter on which it is entitled to vote.”  Are there any fractional shares to consider and address?  Please modify this disclosure or explain.

The Trust responds supplementally that, as of the Record Date, there were no fractional shares outstanding for the Water Fund or the Pipeline Fund.  In addition, the Trust will delete the word “whole” from the sentence noted in the comment.

4.
COMMENT:  Page 27 includes the “Method of Solicitation and Expenses” section.  Rather than state that “The cost of solicitation will be will be borne by the parties to the Purchase Agreement”, name the parties paying for solicitation.  As the Purchase Agreement is not being provided to shareholders, it is not clear to shareholders who is paying for the solicitation from this sentence.

The Trust responds by modifying the disclosure as follows:

“The cost of solicitation will be will be borne by ~~the parties to the Purchase Agreement,~~ the Acquirer and selling members of Tortoise Investments.”

5.
COMMENT:  As required by Rule 14a-4(b)(1) of the Securities Exchange Act of 1934, the form of proxy (card) must state in bold-face type how the proxy will be voted if a choice is not specified by the security holder.  Please correct the Proxy Card to include this bold-face type.

RESPONSE:  The Trust responds by changing the following sentence on the Proxy Card to appear in bold-face type:  When properly executed, this proxy will be voted as indicated or “FOR” the proposals if no choice is indicated.

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact the undersigned at (414) 765-6611.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Thomas A. Bausch
Thomas A. Bausch, Esq.
Assistant Secretary

cc: Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP.